Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 14, 2026

Pricing Supplement dated         , 2026

(To Stock-Linked Underlying Supplement dated July 6, 2026,

Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$        Autocallable Fixed Income Buffered Notes Linked to the Class A Common Stock of Space Exploration Technologies Corp. due May 5, 2027

►       Monthly fixed Interest Payments at a rate of at least 1.804% (equivalent to at least 21.648% per annum, to be determined on the Trade Date) until maturity or automatic call, regardless of the performance of the Class A common stock of Space Exploration Technologies Corp. (the “Reference Asset”)

►       Callable monthly at the Principal Amount plus the applicable Interest Payment if the Closing Price of the Reference Asset on any Call Observation Date on or after November 2, 2026 is at or above the Initial Value

►       Return of the Principal Amount if the Notes are not called and the Reference Asset does not decline by more than 35.00%

►       Approximately 1.5385-to-1 downside exposure to any decrease in the Reference Asset beyond a 35.00% decline, with up to 100% of the principal at risk .

►       Term: Approximately 9 months, if not called

►       All payments on the Notes are subject to the credit risk of Marex Group Limited (“Marex”)

Application has been made for the Autocallable Fixed Income Buffered Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom.  Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $927.50 and $987.50 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00
Total

(1) Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of up to $2.50 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

PS-2

Issuer:	Marex Group Limited
Minimum Denominations:	The Notes are offered at a minimum investment of $50,000 in denominations of $1,000 and integral multiples thereof.
Principal Amount:	$1,000 per Note
Reference Asset:	The Class A common stock of Space Exploration Technologies Corp. (Bloomberg ticker: SPCX) (the “SPCX”).
Pricing Date:	July 31, 2026
Trade Date:	July 31, 2026
Original Issue Date:	August 5, 2026
Final Valuation Date:	April 30, 2027, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying underlying supplement.
Maturity Date:	May 5, 2027, subject to adjustment as described under “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.
Call Feature:	If the Closing Price of the Reference Asset is at or above the Initial Value on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Interest Payment on the corresponding Call Payment Date.
Interest Payments:	Regardless of the performance of the Reference Asset, you will receive a monthly fixed interest payment at the Interest Rate (an “Interest Payment”) on each Interest Payment Date until maturity or automatic call.
Interest Rate:	At least 1.804% of the Principal Amount or $18.04 per $1,000 Principal Amount per month (equivalent to at least 21.648% per annum), to be determined on the Trade Date.
Payment at Maturity:

Unless the Notes are automatically called, for each $1,000 Principal Amount, in addition to the final Interest Payment, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Reference Return is greater than or equal to the Buffer Percentage:

$1,000.

■ If the Reference Return is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor].

If the Notes are not called and the Reference Return is less than the Buffer Percentage, you will lose approximately 1.5385% of the Principal Amount for each 1.00% decrease in the value of the Reference Asset beyond the Buffer Amount. Accordingly, you may lose up to 100% of the Principal Amount. Even with the Interest Payments, your return on the Notes may be negative in this case.

Buffer Amount:	35.00%
Buffer Percentage:	-35.00%
Buffer Value:	65% of the Initial Value
Downside Leverage Factor:	100/65, which equals approximately 153.85%
Reference Return:	The quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value

PS-3

Call Observation Dates and Interest Payment Dates / Call Payment Dates:	Call Observation Dates*	Interest Payment Dates / Call Payment Dates*
		September 3, 2026	**
		October 5, 2026	**
	November 2, 2026	November 5, 2026
	November 30, 2026	December 3, 2026
	December 31, 2026	January 6, 2027
	February 1, 2027	February 4, 2027
	March 1, 2027	March 4, 2027
	March 31, 2027	April 5, 2027
	April 30, 2027	May 5, 2027
	(the Final Valuation Date)	(the Maturity Date)

* Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

** These are Interest Payment Dates only, not Call Payment Dates.

Initial Value:	The Closing Price of the Reference Asset on the Pricing Date, subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Value:	The Closing Price of the Reference Asset on the Final Valuation Date.
CUSIP/ISIN:	56653C2H7 / US56653C2H70
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this document relates. See “Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

PS-4

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the “prospectus”), the prospectus supplement dated July 6, 2026 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated July 6, 2026 (the “underlying supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group Limited. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

🞂	The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295592/d157774d424b2.htm

🞂	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm

🞂	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PS-5

PAYMENTS ON THE NOTES

Call Feature

If the Closing Price of the Reference Asset is at or above the Initial Value on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Interest Payment on the corresponding Call Payment Date.

Interest Payment

Unless the Notes are called, we will pay a monthly fixed Interest Payment on each Interest Payment Date regardless of the performance of the Reference Asset. For information regarding the record dates applicable to the Interest Payments payable on the Notes, see “Additional Terms of Notes—Certain Definitions—Record Date” beginning on page S-16 of the accompanying underlying supplement. The Interest Rate will be at least 21.648% per annum (or at least $18.04 per $1,000 Principal Amount per month), to be determined on the Trade Date.

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, in addition to the final Interest Payment, you will receive a cash payment determined as follows:

■     If the Reference Return is greater than or equal to the Buffer Percentage:

$1,000

■     If the Reference Return is less than the Buffer Percentage:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor].

If the Notes are not automatically called and the Reference Return is less than the Buffer Percentage, you will lose approximately 1.5385% of the Principal Amount for each 1.00% decrease in the value of the Reference Asset by more than 35%. Accordingly, you may lose up to 100% of the Principal Amount. Even with the Interest Payments received during the term of the Notes, your return on the Notes may be negative in this case.

PS-6

INVESTOR SUITABILITY

The Notes may be suitable for you if:

🞂	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

🞂	You believe that the Reference Return will be at or above the Buffer Percentage.

🞂	You seek a monthly fixed Interest Payment regardless of the performance of the Reference Asset until maturity or automatic call.

🞂	You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Interest Payments payable on the Notes.

🞂	You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

🞂	You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a leveraged basis if the Notes are not called and the Reference Return is less than the Buffer Percentage.

🞂	You are willing to lose up to 100% of the Principal Amount.

🞂	You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Closing Price of the Reference Asset is at or above the Initial Value, or you are otherwise willing to hold the Notes to maturity.

🞂	You are willing to forgo the dividends or other distributions paid on the Reference Asset.

🞂	You do not seek an investment for which there will be an active secondary market.

🞂	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

🞂	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

🞂	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

🞂	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

🞂	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

🞂	You believe that the Reference Return will be below the Buffer Percentage.

🞂	You believe that the Interest Payments will not provide you with your desired return.

🞂	You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Interest Payments payable on the Notes.

🞂	You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

🞂	You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a leveraged basis if the Notes are not called and the Reference Return is less than the Buffer Percentage.

🞂	You seek an investment that provides full return of principal at maturity.

🞂	You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the Closing Price of the Reference Asset is at or above the Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

🞂	You prefer to receive the dividends or other distributions paid on the Reference Asset.

🞂	You seek an investment for which there will be an active secondary market.

🞂	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

🞂	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

PS-7

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement. In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

🞂	“—Risks Related to Note Issuances” in the prospectus supplement; and

🞂	“—General risks related to a Reference Stock” in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Reference Return is less than the Buffer Percentage. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose approximately 1.5385% for each 1.00% that the Reference Return is less than the Buffer Percentage. You may lose up to 100% of your investment at maturity. Even with the Interest Payments received during the term of the Notes, your return on the Notes may be negative in this case.

The automatic Call Feature limits your potential return, and the Notes are subject to reinvestment risk.

If the Notes are called early, the holding period over which you may receive the Interest Payments could be as little as approximately 3 months. Once the Notes are called, you will lose the opportunity to continue to receive the Interest Payments from the relevant Call Payment Date to the Maturity Date, and the total return on the Notes could be minimal. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Your return on the Notes is limited to the Principal Amount plus the Interest Payments, regardless of any appreciation in the value of the Reference Asset.

You will not participate in any appreciation of the Reference Asset. Whether the Notes are called or at maturity, the total payments on the Notes will not exceed the Principal Amount plus the Interest Payments, regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

Higher Interest Rates or lower Buffer Values are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of the Reference Asset. The greater the expected volatility with respect to the Reference Asset on the Trade Date, the higher the expectation as of the Trade Date that the value of the Reference Asset could be below the Buffer Value on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Interest Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Buffer Percentage or a higher Interest Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Rate may indicate an increased risk of loss. Further, a relatively lower Buffer Percentage may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than the Call Observation Dates and the Final Valuation Date.

The payments on the Notes will be based on the Closing Price of the Reference Asset on the Call Observation Dates and the Final Valuation Date, each subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to the Initial Value during the term of the Notes other than on a Call Observation Date but then decreases on a Call Observation Date to a value that is less than the Initial Value, the Notes will not be called. Similarly, if the Notes are not called, even if the value of the Reference Asset is greater than or equal to the Buffer Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than the Buffer Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Call Observation Dates and the Final Valuation Date, whether the Notes are called and the Payment at Maturity will be based solely on the Closing Price of the Reference Asset on the applicable Call Observation Dates and the Final Valuation Date.

Risks Relating to the Reference Asset

The Notes will be subject to single stock risk.

The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other

PS-8

events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Asset, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the Notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the price of the Reference Asset, the market value of the Notes and the amount due on the Notes may be materially and adversely affected.

Space Exploration Technologies Corp. has only recently completed its initial public offering.

Space Exploration Technologies Corp. commenced trading on June 12, 2026. Because it has only been a public company for a limited period of time, your investment in the Notes linked to Space Exploration Technologies Corp. may involve a greater risk than investing in securities linked to one or more equity securities with a more established record of performance.

For example, the limited available performance history for Space Exploration Technologies Corp. provides only limited information about how it may perform under different market and economic conditions, and the information that is available may not be indicative of its future performance. The trading pattern of a stock immediately following its IPO often differs materially from the trading patterns of more established securities. In particular, the price of a security immediately following its initial public offering is often subject to an initial “pop” motivated by initial investor enthusiasm – an effect that can be particularly pronounced with respect to technology companies such as Space Exploration Technologies Corp. Following this period of initial enthusiasm, the market price of a newly listed security often falls dramatically and does not recover for a substantial period of time.

Space Exploration Technologies Corp. will also have a limited reporting history, meaning that less information about the financial performance of the company is available than for companies that have been reporting companies for a longer period of time. A company may also choose to pursue their initial public offering at a time when their recent financial performance is especially positive, even if such performance is not likely to continue at the same levels. As more information is reported, market participants will reassess early valuations and projected earnings growth more accurately, and a company’s stock price will also fluctuate accordingly. The price of Space Exploration Technologies Corp. may decline as more information about its long term performance becomes available over the term of the Notes.

As a result of these factors, trading patterns immediately following an initial public offering reflect increased volatility. Shares of newly public companies fluctuate rapidly and materially as trading liquidity develops and investors assess the issuer’s valuation, financial condition, growth prospects and public company disclosures. Because the Initial Value of the Reference Asset will equal its Closing Price on a day shortly following its initial public offering, this price may be unduly influenced by market hype rather than long-term value, and the price at which the Class A common stock of Space Exploration Technologies Corp. trades shortly after the initial public offering may not be indicative of the price at which it will trade during the term of the Notes. Additionally, this same volatility also makes it more likely that a Market Disruption Event may occur with respect to the Notes. If a Market Disruption Event occurs, the calculation agent may elect to postpone the determination of the Closing Price of the Reference Asset on a Call Observation Date or the Final Valuation Date. The calculation agent will have no obligation to consider your interests when making its determinations.

These risks may be magnified for highly anticipated public offerings which have received heightened media attention.

The volatility of the Reference Asset following its initial public offering may negatively affect your return on the Notes.

The terms of the Notes will be set on the Pricing Date based on market conditions at that time, including the price and volatility of the Reference Asset. The greater the expected volatility of a Reference Asset as of the Pricing Date, the greater the expectation is as of that date that the price of the Reference Asset could be below the Buffer Value on the Final Valuation Date or be greater than the Initial Value on a Call Observation Date. As a result, such volatility may significantly increase the likelihood that an automatic call occurs earlier than investors may otherwise expect, or increase the risk that the Buffer Value is breached on the Final Valuation Date, which could expose investors to the negative performance of Space Exploration Technologies Corp. and result in a significant loss on their investment. These risks are magnified by the typical trading patterns affecting stocks shortly following an initial public offering. Specifically, because the price of a stock typically suffers a significant decline immediately following its initial public offering, there is an increased risk that you will lose a significant portion or all of your principal amount at maturity even compared to notes linked to the performance of securities with a similar level of volatility. If the price of the Reference Asset recovers, your Notes may be subject to an automatic call and you may not be able to invest in other securities with a similar interest rate (limiting your ability to realize any positive return in exchange for accepting significant downside risk). You should not invest in the Notes if you are not comfortable with the risk that you may lose a substantial portion or all of your initial investment at maturity.

A dramatic decline in the price of the Reference Asset following the Pricing Date will also negatively affect the price at which you may be able to sell your Notes in the secondary market. The price at which the Issuer or any other party may be willing to purchase the Notes in the secondary market may fall dramatically shortly following the Pricing Date if the Reference Asset performs negatively. A sharp decline in the price of the Reference Asset following the Pricing Date (which is shortly after the date of its initial public offering) may result in a similar decline in the secondary market price of the Notes, meaning that you would only be able to sell the Notes in the secondary market at a significant loss relative to your initial investment.

In light of the risks of an investment linked to the performance of a security immediately following its initial public offering, investors should carefully consider whether the Notes are suitable in light of their investment objectives and risk tolerance.

PS-9

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for all payments on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

PS-10

You will not have any ownership interest in the Reference Asset.

As a holder of the Notes, you will not have any ownership interest in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on the Reference Asset, the Notes may underperform an investment in the Reference Asset.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or than an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Reference Asset(s), taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Reference Asset(s) and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

PS-11

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of the Reference Asset relative to the Initial Value. We cannot predict the Closing Price of the Reference Asset on any Call Observation Date and the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes have not been automatically called prior to maturity and are held to maturity. The following table and examples assume the following:

Principal Amount:            $1,000

Hypothetical Interest Payment: $18.04 (or 1.804% of the Principal Amount, equivalent to 21.648% per annum)

Hypothetical Initial Value:            $100.00

Hypothetical Buffer Value:            $65.00 (65.00% of the Initial Value)

Downside Leverage Factor:	100/65, which equal approximately 153.85%
Buffer Percentage:	-35.00%
Buffer Amount:	35.00%

Hypothetical Final Value of the Reference Asset	Hypothetical Reference Return of the Reference Asset	Total Interest Payments	Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
$200.00	100.00%	$162.36	$1,000.00	16.236%(1)
$175.00	75.00%	$162.36	$1,000.00	16.236%
$150.00	50.00%	$162.36	$1,000.00	16.236%
$125.00	25.00%	$162.36	$1,000.00	16.236%
$100.00(2)	0.00%	$162.36	$1,000.00	16.236%
$90.00	-10.00%	$162.36	$1,000.00	16.236%
$80.00	-20.00%	$162.36	$1,000.00	16.236%
$70.00	-30.00%	$162.36	$1,000.00	16.236%
$65.00	-35.00%(3)	$162.36	$1,000.00	16.236%
$64.90	-35.10%	$162.36	$998.46	16.082%
$60.00	-40.00%	$162.36	$923.08	8.544%
$50.00	-50.00%	$162.36	$769.23	-6.841%
$25.00	-75.00%	$162.36	$384.62	-45.302%
$10.00	-90.00%	$162.36	$153.85	-68.379%
$0.00	-100.00%	$162.36	$0.00	-83.764%

(1)	The total return on the Notes will not exceed the return represented by the Interest Payments.

(2)	The hypothetical Initial Value of $100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Value of the Reference Asset.

(3)	This is the Buffer Percentage.

PS-12

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Reference Return Is 50.00%.

Because the Reference Return is greater than or equal to the Buffer Percentage, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 Principal Amount. When the Payment at Maturity is added to the Interest Payments of $162.36 received over the term of the Notes, we would have paid a total of $1,162.36 per $1,000 Principal Amount, for a 16.236% total return on the Notes.

Example 1 shows that the total payments on the Notes will be fixed at the Principal Amount plus the Interest Payments when the Notes are not called and the Reference Return is greater than or equal to the Buffer Percentage, regardless of the extent to which the value of the Reference Asset increases.

Example 2: The Reference Return Is -20.00%.

Because the Reference Return is greater than or equal to the Buffer Percentage, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 Principal Amount. When the Payment at Maturity is added to the Interest Payments of $162.36 received over the term of the Notes, we would have paid a total of $1,162.36 per $1,000 Principal Amount, for a 16.236% total return on the Notes.

Example 2 shows that the total payments on the Notes will be fixed at the Principal Amount plus the Interest Payments when the Notes are not called and the Reference Return is greater than or equal to the Buffer Percentage, although the value of the Reference Asset has decreased moderately.

Example 3: The Reference Return Is -75.00%.

Because the Reference Return is less than the Buffer Percentage, the Payment at Maturity, excluding the final Interest Payment, would be $384.62 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + Buffer Amount) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-75.00% + 35.00%) × 100/65]

= $384.62

When the Payment at Maturity, excluding the final Interest Payment, is added to the Interest Payments of $162.36 received over the term of the Notes, we would have paid a total of $546.98 per $1,000 Principal Amount, for a -45.302% total return on the Notes.

Example 3 shows that you are exposed on a leveraged basis to any decrease in the value of the Reference Asset by more than the Buffer Amount. You may lose up to 100% of your Principal Amount at maturity. Even with the Interest Payments, the return on the Notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Reference Asset, but will be exposed to the decrease in the Reference Asset on a leveraged basis if the Notes are not called and the value of the Reference Asset decreases by more than the Buffer Amount.

PS-13

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPCX

Space Exploration Technologies Corp. is a technology company focused on space, connectivity and artificial intelligence (“AI”). Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 0001181412. The SPCX trades on the Nasdaq Stock Market LLC under the symbol “SPCX”.

Historical Performance of the SPCX

The following graph sets forth the historical performance of the SPCX based on the daily historical closing prices from June 12, 2026 through July 13, 2026. We obtained the closing prices below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the SPCX should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the SPCX on any Call Observation Date and the Final Valuation Date. Because the Class A common stock of Space Exploration Technologies Corp. commenced trading on June 12, 2026, there is limited historical data available regarding its performance. See “Risk Factors–Space Exploration Technologies Corp. has only recently completed its initial public offering” and “–The volatility of the Reference Asset following its initial public offering may negatively affect your return on the Notes” above for more information about the significant risks of investing in Notes linked to the performance of a security shortly following its initial public offering.

PS-14

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as a put option written by you (the “Put Option”) and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit”, for U.S. federal income tax purposes. We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, each holder agrees to such treatment for all U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as Put Opinions and Deposits in respect of the Underlyings for U.S. federal income tax purposes.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”. With respect to Interest Payments you receive, we intend to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Interest Rate per Annum	Interest on Deposit per Annum	Put Option Component per Annum
[●] %	[●] %	[●] %

The Put Premium should not be taxable to a U.S. Holder upon its receipt. If the Put Option expires unexercised, the U.S. Holder should recognize the total Put Premium received as short-term capital gain at such time.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and

PS-15

following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS-16